UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:
kweliTV, Inc.

Legal status of Issuer:

Form:
Corporation

Jurisdiction of Incorporation/Organization:
Virginia

Date of Organization:
May 18, 2015

Physical Address of Issuer:
229 North West Street, Alexandria, VA 22314, United States

Website of Issuer:
https://www.kweli.tv/

Current Number of Employees:
2

	Most Recent Fiscal Year-End (2021)	Prior fiscal year-end (2020)
Total Assets	$151,403	$34,837
Cash and Cash Equivalents	$134,728	$24,850
Accounts Receivable	$0	$0
Short-term Debt	$41,826	$208,225
Long-term Debt	$189,690	$0
Revenues/Sales	$300,932	$202,319
Cost of Goods Sold	$301,232	$103,275
Taxes Paid	$0	$0
Net Income	($300)	($4,925)

*Figure represents costs of revenues.

April 26, 2022

FORM C-AR

kweliTV, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by kweliTV, Inc., a Virginia corporation ("**kweliTV**", the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.kweli.tv/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 26, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan,"   "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

kweliTV, Inc. is a Virginia Corporation incorporated on May 18, 2015. On October 14, 2021, the Company amended its Articles of Incorporation under which the number of shares of Common Stock that the Company has the authority to issue increased to 5,000,000 and the Company enacted a stock split as a result of which each one (1) share of issued and outstanding common stock was automatically reconstituted, combined and converted into ten (10) shares of common stock.

The Company is located at 229 North West Street, Alexandria, VA 22314, United States.

The Company's website is https://www.kweli.tv/.

The Company conducts business in globally.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/kweliTV

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 5,000,000 shares of Common Stock, of which 400,000 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operation.

Changes in how network operators handle and charge for access to data that travel across their networks could adversely impact our business.

We rely upon the ability of consumers to access our service through the internet. If network operators block, restrict or otherwise impair access to our service over their networks, our service and business could be negatively affected. To the extent that network operators implement usage based pricing, including meaningful bandwidth caps, or otherwise try to monetize access to their networks by data providers, we could incur greater operating expenses and our membership acquisition and retention could be negatively impacted. Furthermore, to the extent network operators create tiers of internet access service and either charge us for or prohibit us from being available through these tiers, our business could be negatively impacted.

Most network operators that provide consumers with access to the internet also provide these consumers with multichannel video programming. As such, many network operators have an incentive to use their network infrastructure in a manner adverse to our continued growth and success. While we believe that consumer demand, regulatory oversight and competition will help check these incentives, to the extent that network operators are able to provide preferential treatment to their data as opposed to ours or otherwise implement discriminatory network management practices, our business could be negatively impacted. The extent to which these incentives limit operator behavior differs across markets.

We rely on various unregistered intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain unregistered intellectual property rights to operate its business, and the Company has not registered any intellectual property rights, such as patent and trademarks. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Intellectual property claims against us could be costly and result in the loss of significant rights related to, among other things, our website, streaming technology, our recommendation and merchandising technology, title selection processes and marketing activities.

Trademark, copyright, patent and other intellectual property rights are important to us and other companies. Our intellectual property rights extend to our technology, business processes and the content we produce and distribute through our service. We use the intellectual property of third parties in creating some of our content, merchandising our products and marketing our service. If we are unable to obtain sufficient rights, successfully defend our use, or develop non-infringing technology or otherwise alter our business practices on a timely basis in response to claims against us for infringement, misappropriation, misuse or other violation of third-party intellectual property rights, our business and competitive position may be adversely affected. Many companies are devoting significant resources to developing patents that could potentially affect many aspects of our business. There are numerous patents that broadly claim means and methods of conducting business on the internet. We have not searched patents relative to our technology. Defending ourselves against intellectual property claims, whether they are with or without merit or are determined in our favor, results in costly litigation and diversion of technical and management personnel. It also may result in our inability to use our current website, streaming technology, our recommendation and merchandising technology or inability to market our service or merchandise our products. We may also have to remove content from our service, or remove consumer products or marketing materials from the marketplace. As a result of a dispute, we may have to develop non-infringing technology, enter into royalty or licensing agreements, adjust our content, merchandising or marketing activities or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us.

We face risks, such as unforeseen costs and potential liability in connection with content we acquire, produce, license and/or distribute through our service.

As a distributor of content, we face potential liability for negligence, copyright and trademark infringement, or other claims based on the nature and content of materials that we acquire, license and/or distribute. We also may face potential liability for content used in promoting our service, including marketing materials. We are devoting more resources toward the development, production, marketing and distribution of original programming, including TV series and movies. We believe that original programming can help differentiate our service from other offerings, enhance our brand and otherwise attract and retain members. To the extent our original programming does not meet our expectations, in particular, in terms of costs, viewing and popularity, our business, including our brand and results of operations may be adversely impacted. As we expand our original programming, we have become responsible for production costs and other expenses, such as ongoing guild payments. We may face potential liability or may suffer losses in connection with these arrangements, including but not limited to if such third parties violate applicable law, become insolvent or engage in fraudulent behavior. To the extent we create and sell physical or digital merchandise relating to our original programming, and/or license such rights to third parties, we could become subject to product liability, intellectual property or other claims related to such merchandise. We may decide to remove content from our service, not to place licensed or produced content on our service or discontinue or alter production of original content if we believe such content might not be well received by our members or could be damaging to our brand or business.

To the extent we do not accurately anticipate costs or mitigate risks, including for content that we obtain but ultimately does not appear on or is removed from our service, or if we become liable for content we acquire, license and/or distribute, our business may suffer. Litigation to defend these claims could be costly and the expenses and damages arising from any liability or unforeseen production risks could harm our results of operations. We may not be indemnified against claims or costs of these types and we may not have insurance coverage for these types of claims.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on DeShuna Spencer, our Founder, Chief Executive Officer and Director. The Company does not intend to enter into an employment agreement with DeShuna Spencer, and there can be no assurance that it will do so or that she will continue to be employed by the Company for a particular period of time. The loss of DeShuna Spencer, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

If our efforts to build strong brand identity, and improve subscriber satisfaction and loyalty are not successful, we may not be able to attract or retain subscribers, and our operating results will be affected adversely.

The Company is relatively new and it's new to a young audience. We must continue to build strong brand identity. To succeed, we must continue to attract and retain a large number of those interested in our type of entertainment and persuade them to subscribe to our service through our website. We may be required to incur significantly higher advertising and promotional expenditures than we currently anticipate to attract large numbers of new subscribers. We believe that the importance of brand loyalty will increase with a proliferation of subscription services and other means of distributing titles. If our branding efforts are not successful, our operating results and our ability to attract and retain subscribers will be affected adversely.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Net neutrality could have an adverse impact on our business and results of operations.

On February 26, 2015, the United States FCC ruled in favor of net neutrality by reclassifying Internet broadband access as a telecommunications service and thus applying Title II of the Communications Act of 1934 to Internet service providers. On June 11, 2018, the FCC's Restoring Internet Freedom Order took effect, effectively repealing the 2015 net neutrality ruling, and the FCC reaffirmed the repeal in October 2020. At the state level, California, Colorado, Maine, New Jersey, Oregon, Vermont and Washington, and Puerto Rico have either adopted resolutions or passed legislation in support of net neutrality. Nine additional states have proposed net neutrality legislation in their respective 2021 sessions. Net neutrality could hurt the Company's ability to reach a wide audience through the streaming platforms to which it intends to distribute its products, which could adversely affect our business and results of operations.

If government regulations relating to the internet or other areas of our business change, we may need to alter the manner in which we conduct our business, or incur greater operating expenses.

The adoption or modification of laws or regulations relating to the internet or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business. If we are required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause us to incur additional expenses or alter our business model.

Changes in laws or regulations that adversely affect the growth, popularity or use of the internet, including laws impacting net neutrality, could decrease the demand for our service and increase our cost of doing business. Furthermore, favorable laws may change, including for example, in the United States where net neutrality regulations were repealed. Given uncertainty around these rules, including changing interpretations, amendments or repeal, coupled with potentially significant political and economic power of local network operators, we could experience discriminatory or anti-competitive practices that could impede our growth, cause us to incur additional expense or otherwise negatively affect our business.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.

We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute co-viewing events and other content that meet the changing preferences of the broad domestic consumer market. We also obtain a significant portion of our content from third parties, such as movie studios and other suppliers. While licensing terms are presently favorable, entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

Changes in competitive offerings for entertainment video, including the potential rapid adoption of piracy-based video offerings, could adversely impact our business.

The market for entertainment video is intensely competitive and subject to rapid change. Through new and existing distribution channels, consumers have increasing options to access entertainment video. The various economic models underlying these channels include subscription, transactional, ad-supported and piracy-based models. All of these have the potential to capture meaningful segments of the entertainment video market. Piracy, in particular, threatens to damage our business, as its fundamental proposition to consumers is so compelling and difficult to compete against: virtually all content for free. Furthermore, in light of the compelling consumer proposition, piracy services are subject to rapid global growth.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.

The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

We face competition for a finite amount of domestic and foreign markets from existing independent streaming network companies. Almost all of our competitors have greater financial and other resources than we have.

The streaming network industry is intensely competitive. Competition comes from companies within the same business and companies in other entertainment media that create alternative forms of leisure entertainment. We will be competing with the major networks and studios that dominate the streaming industry. Some of these companies include: Netflix, Hulu, Disney, CBS and Amazon, Warner Brothers/DC among others. We will also compete with numerous independent streaming platforms for the acquisition of content and literary properties, the services of performing artists, directors, producers, and other creative and technical personnel, and production financing. Nearly all of the companies we will compete with are organizations of substantially larger size and capacity, with far greater financial and personnel resources and longer operating histories, and may be better able to acquire properties, personnel and financing, and enter into more favorable distribution agreements. In addition, our content will compete for audience acceptance with motion pictures produced and distributed by other companies. Our success is dependent on public taste, which is both unpredictable and susceptible to rapid change.

In order to be competitive, we must create a network of aesthetic and narrative quality comparable to the content of the major networks that appeals to a wide range of public taste both in the United States and abroad. Also, we plan on exploiting similar methods of distribution available to streaming services. If we are unable to effectively compete with either the smaller or larger competition, our ability to earn revenue will be compromised and we may have to cease doing business. As a result, investors in us could lose their entire investment.

The Company's competitors are rapidly changing and may be well capitalized and financially stronger. Our competitors could reproduce the company's business model without significant barriers to entry.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

If studios, content providers or other rights holders refuse to license streaming content or other rights upon terms acceptable to us, our business could be adversely affected.

Our ability to provide our consumers with content they can watch depends on studios, content providers and other rights holders licensing rights to distribute such content and certain related elements thereof, such as the public performance of music contained within the content we distribute. The license periods and the terms and conditions of such licenses vary. As content providers develop their own streaming services, they may be unwilling to provide us with access to certain content, including popular series or movies. If the studios, content providers and other rights holders are not or are no longer willing or able to license us content upon terms acceptable to us, our ability to stream content to our consumers will be adversely affected and/or our costs could increase. Certain licenses for content provide for the studios or other content providers to withdraw content from our service relatively quickly. Because of these provisions as well as other actions we may take, content available through our service can be withdrawn on short notice. As competition increases, we may see the cost of programming increase. As we seek to differentiate our service, we are increasingly focused on securing certain exclusive rights when obtaining content, including original content. We are also focused on programming an overall mix of content that delights our consumers in a cost efficient manner. Within this context, we are selective about the titles we add and renew to our service. If we do not maintain a compelling mix of content, our business may be adversely affected.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Description of the Business

kweliTV is a digital platform that celebrates black stories from the US and globally—North America, Africa, Latin America, Europe, the Caribbean and Australia—through curated indie films, documentaries, web shows, kids programming, news and live experiences. Kweli means truth in Swahili. Our mission is to curate content that is an authentic reflection of the global black experience.

Business Plan

kweliTV's subscription on-demand is currently $5.99 a month or $49.99 per year. The pay to play (rental) prices range from .99 cents to $3.99 depending on the film's length. Our first live movie channel, which streams 24 hours a day, is free and ad supported. Live experiences range from online to in-person that include a combination of sponsorships and ticket sales. Our SVOD content is accessible on Roku, Apple TV, Amazon Fire, iOS, GooglePlay, Android TV, Comcast Xfinity and Cox. Our live, 24-hour ad supported channel is accessible on our website, our apps and Comcast Xfinity.

The Company's Products and/or Services

Product / Service	Description	Current Market
kweliTV	SVOD – video on demand platform	Consumers looking for alternative, indie-film festival-vetted black films, docs & shows typically not shown in mainstream.
Live TV	Live 24-hour channels (movies, music, etc.)	Consumers who are cost-conscious looking for indie black content that's free and ad-supported
kweliLIVE	Virtual and in-person events	Consumers and brands looking to gather around black content, wellness, policy, business, etc.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Our competitors in our niche space are: allblk (formerly Urban Movie Channel and owned by AMC), a video on demand movie channel for "urban" Black American films; iROKOtv: a distributor of Nollywood (Nigerian) films; Brown Sugar (owned by Scripps), a streaming service featuring blaxploitation films such as Shaft and Foxy Brown; and BET+, the streaming arm of BET (owned by ViacomCBS) that streams original content from Tyler Perry and other African American titles.

Customer Base

While there are 1.4 billion people worldwide who are of African descent, kweliTV's target market consists of the 84 million people globally who are black, at least working class and have access to the internet. About 80% of our customers are in North America (mostly the U.S.); 10% are in Europe (mostly the UK, the Netherlands & France); 5% are in Latin America/Caribbean (mostly Brazil, Trinidad & Costa Rica); and 5% in Africa (mostly Nigeria, Ghana, South Africa & Kenya). While most of our customers are currently in North America, we anticipate growing our base globally within the next 36 months. Here are some demographics based off of a recent survey:

Age:

18-24 — 16.71%
25-34 — 32.47%
35-44 — 25.17%
45-54 — 17.99%
55-64 — 05.63%
65+   — 02.03%
Gender:
51.4% Women
49.6% Men

Buyer's Persona:
Keisha is a 32-year-old black woman living in a large metropolitan city (such as Brooklyn, Accra, Ghana or London) and in her spare time she engages in community activities and philanthropic work. She enjoys documentaries and indie programming and prefers her content on the go. Keisha's goal is to better engage with content that relates directly to her experiences, opinions and beliefs. To achieve this, Keisha needs empowering content broadcasting the issues that affects her family and community. Keisha requires a service that is high quality, unique (provides variety), responsive to her demands, and within her budget.

Supply Chain

We obtain our programs from multiple sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Intellectual Property

The Company has no registered intellectual property rights, such as patents or trademarks.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
DeShuna Spencer	Founder, Chief Executive Officer, Director	kweliTV, Inc. - CEO 2015-Present	Jackson State University - Communications, Journalism – May 2000

Biographical Information

DeShuna Spencer
I am the Founder & CEO of kweliTV, which celebrates global black culture through curated, undiscovered and award-winning indie films, documentaries, web series, children's programming and events. I'm a former radio host and producer of emPower Hour, a show that examined social justice issues affecting people of color, on Washington, DC's 89.3 FM WPFW. A Memphis native, I graduated from Jackson State University where I studied communications and journalism. I have written for The Clarion-Ledger, The Oakland Tribune and the Crisis Magazine. Before becoming an entrepreneur, I served as Director of Communications for EdMarket where I ran the communications department and managed all media properties for the organization. A former AmeriCorps*VISTA and Chips Quinn Scholar, I recently completed my first documentary, Mom Interrupted, which tackles gun violence through the stories of the ones most impacted—the mothers of murdered young black men and women. I am a Halcyon Incubator Fellow, a Voqal Fellow and a Google NexGen Policy Leader. I was the first-place winner of the 2017 Harvard Business School African Business Conference Pitch Competition and was honored with the Bold & Innovative Truth Teller Award at the 2018 Black Millennial Convention. In 2019, I was featured in "How We Fight White Supremacy" as one of the more than 60+ black leading organizers, artists, journalist, entrepreneurs, etc., (including Ta-Nehisi Coates & Tarana Burke) who offered wisdom on how to fight white supremacy through their work. In 2019, the Digital Diversity Network named me Innovation & Inclusion Social Entrepreneur of the Year. I'm an advisory board member of the Multicultural Media Correspondents Association.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Virginia law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company has 2 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 5,000,000 shares of common stock, par value $0.00001 per share (the "**Common Stock**").

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	400,000
Par Value Per Share	N/A
Voting Rights	1 Vote Per share
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	87.96%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Convertible Note
Face Value	$125,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	Maturity date is 18 months from the date of the Convertible Note and an interest rate of 4%. The Convertible Note automatically converts into a number of shares that will equal 7% of the Company's fully diluted capital stock upon an equity financing of over $750,000 Holder has right to participate in and purchase Qualified Preferred Stock sold in Qualified Financing. Holder has right of first refusal to purchase pro rata share of securities issued and sold by Company. Most favored nation clause in favor of Holder while the

	Convertible Note is outstanding.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Convertible Notes which may dilute the Security. This Convertible Note may not convert at the close of this Offering and, if it does not convert, it may dilute the Securities upon conversion.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	7%

Type	Convertible Note
Face Value	$40,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	Maturity date is five years from the date of the Note and has an interest rate of 8%. Upon an equity financing of not less than $500,000, sale or transfer of all or substantially all the assets of the Company, or a sale of more than 50% of the voting power of the company before the Maturity Date, the Holder may elect to convert the principal and interest of the Note into equity securities or accelerate the principal and interest of the Note.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Convertible Notes which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.47%*

*Percentage ownership calculated on face value of Convertible Note, which such percentage may increase at any conversion due to accrual of interest.

Type	SAFE
Face Value	$12,600
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	The SAFE converts upon a bona-fide equity financing pursuant to which the Company issues and sells Preferred Stock at a fixed valuation. There is a discount rate of 15%.

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more SAFEs which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.17%*

*Percentage ownership calculated on face value of SAFE using the valuation of $7,500,000 from this Offering, which such ownership may increase based on the valuation of the Company's bona-fide equity financing pursuant to which the Company issues and sells preferred stock at a fixed valuation.

Type	Warrant to Purchase Common Stock
Number of Exercisable Shares of Common Stock	20,000
Exercise Price Per Share	$7.500
Voting Rights	Each warrant is exercisable into shares of Common Stock. Upon exercise of the warrant, the holder shall have one vote for each share of stock held by such stockholders.
Anti-Dilution Rights	None
Material Terms	The Warrant vests and becomes exercisable cumulatively in eight tranches of 2,500 shares each semi-annually beginning on April 30, 2021. In the event the Company terminates its contract with the holder, vesting terminates immediately. The Warrant expires on September 30, 2030.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The availability of any Common Stock from any exercise of the Warrant and its potential future issuance may be dilutive and could adversely affect the value of the Securities. The percentage calculation below assumes the Warrant will become fully exercisable and assumes no new issuances of securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.4%

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Promissory Note
Amount Outstanding	$800
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	Promissory Note was provided by CEO of the Company
Maturity Date	N/A

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
DeShuna Spencer	370,240 shares of Common Stock	92.56%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0	$0	$0

Operations

The Company was incorporated on May 18, 2015 under the laws of the State of Virginia and is headquartered at 229 North West Street, Alexandria, VA 22314, United States. kweliTV is a digital platform that celebrates black stories from the US and globally—North America, Africa, Latin America, Europe, the Caribbean and Australia—through curated indie films, documentaries, web shows, kids programming, news and live experiences. Kweli means truth in Swahili. Our mission is to curate content that is an authentic reflection of the global black experience.

Liquidity and Capital Resources

On April 30, 2022, the Company expects to close its offering pursuant to Regulation CF.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed a pre-Offering valuation to the Company of $7,500,000; the securities are priced arbitrarily.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE	$12,600	1 SAFE	General Working Capital	June 24, 2019	Section(4)(a)(2)
Warrant to Purchase Common Stock	N/A	Warrant exercisable for 2,000 shares of Common Stock of the Company	N/A	September 30, 2020	Section(4)(a)(2)
Common Stock	[*]	[*]	General working capital	[*]	Reg. CF

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: The Company has received one promissory note from the Founder with 0% APR and no maturity date. At December 31, 2020, the balance of the note was $800. The Company does not expect this note to be paid back within the next year.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/DeShuna Spencer

(Signature)

DeShuna Spencer

(Name)

Chief Executive Officer

(Title)

04 / 27 / 2022

(Date)

I, DeShuna Spencer, the Chief Executive Officer of kweliTV, Inc., certify that the financial statements of kweliTV, Inc. included in this Form are true and complete in all material respects.

/s/DeShuna Spencer

(Signature)

DeShuna Spencer

(Name)

Chief Executive Officer

(Title)

04 / 27 / 2022

(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/DeShuna Spencer

(Signature)

DeShuna Spencer

(Name)

Sole Director

(Title)

04 / 27 / 2022

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Cash Summary

For the year ended
December 31, 2021

Account	2021
Income	
BB&T Transfer	31,957.78
EVENTS	25.00
Grants	55,000.00
Interest Income	1.27
ROYALTIES/CARRIAGE	40,432.38
Sponsorships	599.00
Subscription/RENTALS	259,874.48
vendor refund	114.26
Total Income	**388,004.17**
Less Expenses	
ACCOUNTING	6,522.79
Advertising	21,105.37
Automobile Expenses	23.00
Bad Debts	4.43
Bank Service Charges	936.41
Consulting & Contractor Services	14,445.00
Donation	1,200.00
Dues & Subscriptions	1,041.68
Entertainment/Business Meals	1,381.42
Film Distributor	10,404.99
FILMMAKER PAYMENTS 1099	127,080.99
FRAUD EXPENSE	16.00
General Expenses	5,349.61
Income Tax Expense	1,859.90
Incorporation Fees	1,700.00
Insurance	4,355.90
Internet & Newsletter	92,499.37
Legal Expenses	2,525.00
Office Expenses	834.87
Payroll Tax Expense	12,720.93
Repairs and Maintenance	870.00
Space Rental	1,288.27
Telephone	213.35
Transfer - checking	23,163.95
Travel	2,589.04
Wages and Salaries	38,825.43
Total Expenses	**372,957.70**
Surplus (Deficit)	**15,046.47**
Plus Other Cash Activity	
Loan	100,000.00
Savings Account	(7,000.00)
Total Other Cash Activity	**93,000.00**
Plus Changes in Equity	
Owners Draw	(5,290.00)
Retained Earnings	277.23
Total Changes in Equity	**(5,012.77)**
Net Cash Flows	**103,033.70**
Summary	
Opening Balance	31,693.55
Plus Net Cash Flows	103,033.70
Cash Balance	134,727.25
Net change in cash for period	**103,033.70**

Cash Summary

For the year ended
December 31, 2020

Account	2020
Income	
BB&T Transfer	(57,000.00)
EVENTS	(2,361.62)
Grants	57,235.00
Interest Income	1.52
ROYALTIES/CARRIAGE	3,333.01
Subscription/RENTALS	201,347.62
Total Income	**202,555.53**
Less Expenses	
ACCOUNTING	2,586.81
Advertising	15,506.87
Bad Debts	7.57
Bank Service Charges	5,829.75
Consulting & Contractor Services	11,519.28
Donation	3,078.68
Dues & Subscriptions	(305.06)
Entertainment/Business Meals	268.31
Film Distributor	24,827.79
FILMMAKER PAYMENTS 1099	92,457.11
General Expenses	3,055.90
Income Tax Expense	370.00
Incorporation Fees	937.00
Insurance	817.46
Internet & Newsletter	49,987.62
Legal Expenses	3,500.00
Office Expenses	3,133.30
Payroll Tax Expense	3,841.95
Postage & Delivery	24.37
Repairs and Maintenance	110.00
Space Rental	3,713.98
Telephone	172.64
Transfer - checking	(78,220.00)
Travel	1,185.50
Wages and Salaries	16,633.33
Total Expenses	**165,040.16**
Surplus (Deficit)	**37,515.37**
Plus Other Cash Activity	
Employee Tax Payable	(1,379.18)
Payroll Wages Payable	(831.40)
Savings Account	(21,000.00)
Total Other Cash Activity	**(23,210.58)**
Plus Changes in Equity	
Owners Draw	(800.00)
Total Changes in Equity	**(800.00)**
Net Cash Flows	**13,504.79**
Summary	
Opening Balance	18,188.76
Plus Net Cash Flows	13,504.79
Cash Balance	31,693.55
Net change in cash for period	**13,504.79**

Balance Sheet

kweliTV

Account	Dec 31, 2021	Dec 31, 2020
Assets		
Current Assets		
Cash and Cash Equivalents		
KWELITV	101,723.21	33,690.78
Savings - kweli	33,004.04	0.00
Total Cash and Cash Equivalents	**134,727.25**	**33,690.78**
Savings Account	16,000.00	9,000.00
Total Current Assets	**150,727.25**	**42,690.78**
Fixed Assets		
Computer Equipment	169.52	169.52
Office Equipment	506.56	506.56
Total Fixed Assets	**676.08**	**676.08**
Total Assets	**151,403.33**	**43,366.86**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable	51,012.46	35,666.02
Employee Tax Payable	(2,287.48)	(2,287.48)
Income Tax Payable	(10.17)	(10.17)
Payroll Wages Payable	(6,889.06)	(6,889.06)
Savings - kweli	0.00	1,997.23
Total Current Liabilities	**41,825.75**	**28,476.54**
Long Term Liabilities		
Loan	189,690.00	89,690.00
Total Long Term Liabilities	**189,690.00**	**89,690.00**
Total Liabilities	**231,515.75**	**118,166.54**
Equity		
Current Year Earnings	(299.97)	17,885.66
Owners Contribution	140.00	140.00
Owners Draw	(9,790.00)	(4,500.00)
Retained Earnings	(70,162.45)	(88,325.34)
Total Equity	**(80,112.42)**	**(74,799.68)**
Total Liabilities and Equity	**151,403.33**	**43,366.86**

Income Statement


kweliTV
1 January 2021 to 31 December 2021


	31 Dec 21
Revenue	
EVENTS	25
Interest Income	1
ROYALTIES/CARRIAGE	40,432
Sponsorships	599
Subscription/RENTALS	259,874
Total Revenue	**300,932**
Gross Profit	**300,932**
Operating Income / (Loss)	**300,932**
Other Income and Expense	
ACCOUNTING	(6,523)
Advertising	(21,105)
Automobile Expenses	(23)
Bad Debts	(4)
Bank Service Charges	(936)
BB&T Transfer	31,958
Consulting & Contractor Services	(14,445)
Donation	(1,200)
Dues & Subscriptions	(1,042)
Entertainment/Business Meals	(1,381)
Film Distributor	(10,405)
FILMMAKER PAYMENTS 1099	(127,081)
FRAUD EXPENSE	(16)
General Expenses	(5,350)
Grants	55,000
Income Tax Expense	(1,860)
Incorporation Fees	(1,700)
Insurance	(4,356)
Internet & Newsletter	(92,499)
Legal Expenses	(2,525)
Office Expenses	(835)
Payroll Tax Expense	(13,930)
Repairs and Maintenance	(870)
Space Rental	(1,288)
Telephone	(213)
Transfer - checking	(23,164)
Travel	(2,589)
vendor refund	114

Income Statement

	31 Dec 21
Wages and Salaries	(52,963)
Total Other Income and Expense	**(301,232)**
Net Income / (Loss) before Tax	**(300)**
Net Income	**(300)**
Total Comprehensive Income	**(300)**

Income Statement


kweliTV
1 January 2020 to 31 December 2020


	31 Dec 20
Revenue	
EVENTS	(2,362)
Interest Income	2
ROYALTIES/CARRIAGE	3,333
Subscription/RENTALS	201,348
Total Revenue	**202,321**
Gross Profit	**202,321**
Operating Income / (Loss)	**202,321**
Other Income and Expense	
ACCOUNTING	(2,587)
Advertising	(15,507)
Bad Debts	(8)
Bank Service Charges	(5,830)
BB&T Transfer	(57,000)
Consulting & Contractor Services	(11,519)
Donation	(3,079)
Dues & Subscriptions	305
Entertainment/Business Meals	(268)
Film Distributor	(24,828)
FILMMAKER PAYMENTS 1099	(92,457)
General Expenses	(3,056)
Grants	57,235
Income Tax Expense	(370)
Incorporation Fees	(937)
Insurance	(817)
Internet & Newsletter	(49,988)
Legal Expenses	(3,500)
Office Expenses	(3,133)
Payroll Tax Expense	(5,416)
Postage & Delivery	(24)
Repairs and Maintenance	(110)
Space Rental	(3,714)
Telephone	(173)
Transfer - checking	78,220
Travel	(1,186)
Wages and Salaries	(34,689)
Total Other Income and Expense	**(184,435)**
Net Income / (Loss) before Tax	**17,886**

Income Statement

	31 Dec 20
Net Income	**17,886**
Total Comprehensive Income	**17,886**

FINANCIAL PROJECTIONS

YEAR 2022	YEAR 2023	YEAR 2024
$ 468,000– Subscriptions	$639,520 – Subscriptions	$831,376 – Subscriptions
$ 74,050 – Ads/Sponsorships	$103,005 – Ads/Sponsorships	$158,762 – Ads/Sponsorships
$ 5,300 - Live Experiences	$ 41,900 - Live Experiences	$ 65,000 - Live Experience
$ 21,700 - Rental/VOD	$ 31,975 - Rental/VOD	$ 47,120 - Rental/VOD
$ 56,730 – Carriage & Royalties	$ 84,000 – Carriage & Royalties	$ 109,200 – Carriage & Royalties
$ 29,999 – Education Subs.	$ 59,996 – Education Subs.	$ 89,997 – Education Subs.
$ 655,779 – TOTAL	**$ 960,396 – TOTAL**	**$ 1,301,455 – TOTAL**